MEDICAL HOSPITALITY GROUP, INC.
SUPPLEMENT NO. 1 DATED September 18, 2013
TO THE PROSPECTUS DATED July 11, 2013

This prospectus supplement (this “Supplement No. 1”) is part of the prospectus of Medical Hospitality Group, Inc. (the “REIT”), dated July 11, 2013 (the “Prospectus”), and should be read in conjunction with the Prospectus. This Supplement No. 1 supplements, modifies or supersedes certain information contained in our Prospectus. This Supplement No. 1 must be read in conjunction with our Prospectus. Unless otherwise indicated, the information contained herein is current as of the filing date of the prospectus supplement in which the Company initially disclosed such information. This Supplement No. 1 will be delivered with the Prospectus.

The purpose of this Supplement No. 1 is to update disclosures about our activities.

On September 12, 2013, the board of directors (the “Board”) of Medical Hospitality Group, Inc. (the “Company”) approved the form, terms and provisions of a non-binding loan request made by InterMountain Management, L.L.C., a Louisiana limited liability company (“InterMountain”), pursuant to which the Company would loan to InterMountain, or its assigns, $8,886,750 for the construction of a 59,000-square foot, 99-room Marriott TownePlace Suites property in West Des Moines, Iowa (the “InterMountain Loan Request”), with such proposed loan to be guaranteed by a principal of InterMountain. InterMountain is not affiliated with the Company or its advisor. The twenty-eight year loan to InterMountain would be secured by a first lien deed of trust on the subject property, a first lien on all business assets including furniture, fixtures and equipment and assignment of all leases and rents.  The proposed loan would accrue interest at a rate applicable to the then-current 10-year United States Treasury Note (the “Treasury Note Rate”) plus 3%, which rate would be subject to a floor of 8.50% and a ceiling of 11% and would be updated quarterly to reflect the then-current Treasury Note Rate.

On September 12, 2013, the Board approved the form, terms and provisions of a non-binding loan request made by Palmdale Hospitality, L.P., a Texas limited partnership (“Palmdale”), pursuant to which the Company would loan to Palmdale $14,716,610 for the construction of a 78,972-square foot, 123-room Starwood Westin Element property in Palmdale, California (the “Palmdale Loan Request” and, together with the InterMountain Loan Request, the “Loan Requests”). Because Palmdale is affiliated with the Company and its advisor, a majority of the Company’s independent Board of Directors approved the Palmdale Loan Request  The Palmdale Loan Request does not contemplate a loan guarantee by any principal of Palmdale. The twenty-eight year loan to Palmdale would be secured by a first lien deed of trust on the subject property, a first lien on all business assets including furniture, fixtures and equipment and assignment of all leases and rents.  The proposed loan would accrue interest at the Treasury Note Rate plus 3%, which rate would be subject to a floor of 8.50% and a ceiling of 11% and would be updated quarterly to reflect the then-current Treasury Note Rate.

The Company has reason to presently believe, based upon its initial review of the Loan Requests, that the terms of the proposed loans outlined therein (each a “Loan” and collectively, the “Loans”) are consistent with the Company’s investment objectives, lending guidelines and underwriting standards, as more specifically described in the Company’s Registration Statement No. 333-174533 on Form S-11, as amended, filed with the Securities and Exchange Commission.

The consummation of the Loans is subject to the Company’s full underwriting and diligence review of each Loan Request (including, but not limited to, its receipt and review of an appraisal acceptable to the Company, an Environmental Site Assessment Phase I report and related insurance certificate and a feasibility study relating to each Loan), the negotiation and execution of definitive documents with respect to the Loans and the Company’s ability to raise sufficient capital to fund the Loans.